 Filed Pursuant to Rule 253(g)(2)
File No. 024-10487

MEDALIST DIVERSIFIED REIT, INC.

SUPPLEMENT NO. 2 DATED JULY 13, 2017
TO THE OFFERING CIRCULAR DATED JULY 28, 2016

This document supplements, and should be read in conjunction with, the offering circular of Medalist Diversified REIT, Inc. (“we,” “our” or “us”), dated July 28, 2016 and filed by us with the Securities and Exchange Commission, or the Commission, on August 1, 2016, as supplemented, referred to herein as the Offering Circular. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. If any statement in this supplement contradicts or conflicts with the Offering Circular, then this supplement shall control.

The purpose of this supplement is to disclose (i) the initial closing of the Offering, as defined below; and (ii) the acquisition of the Franklin Square Property.

Initial Closing of our Offering

On July 28, 2016, the Commission qualified our public offering pursuant to Regulation A of a minimum of $8,000,000 and a maximum of $50,000,000 in common stock, or the Offering. On April 28, 2017, we held our initial closing of the Offering after exceeding the required $8,000,000 of common share subscriptions from unaffiliated persons to break escrow. As of July 13, 2017, we have raised gross proceeds of approximately $8,614,991 and issued 915,687 shares of common stock. With the initial closing of the offering occurring in April 2017, we expect to elect REIT tax status for our taxable year ending December 31, 2017.

We intend to hold additional closings on at least a monthly basis, in our sole discretion. The final closing will occur whenever the Offering has reached the maximum offering amount or January 28, 2018, whichever occurs first. With the exclusion of the initial closing and a final closing resulting from achievement of the maximum offering amount, the timing of any additional closings will not be dependent on the amount of common share subscriptions.

Acquisition of the Franklin Square Property

On April 28, 2017, in connection with the initial closing of the Offering, we, through our Operating Partnership, which is the sole member of MDR Franklin Square, LLC, a Delaware limited liability company, acquired the Franklin Square Property from Medalist Fund I-A, LLC, an affiliate, or the Seller. The purchase price for the Franklin Square Property was $20,500,000, as agreed by our Manager and the Seller and based upon an independent, third party MAI appraisal of the Franklin Square Property. We paid approximately $6,225,000 in cash and assumed secured debt of approximately $14,275,000 to acquire the Franklin Square Property, in addition to closing and acquisition costs, including acquisition fees payable to our Manager. The Franklin Square Property is located on 10.293 acres in Gastonia, North Carolina. It was built in 2006 and 2007, and it is currently 68% occupied, and anchored by Ashley Furniture and Monkey Joe’s.

In connection with the acquisition of the Franklin Square Property and as a result of the bankruptcy of hhgregg, a former anchor tenant of the Franklin Square Property, the lender holding the senior mortgage debt on the Franklin Square Property required a $700,000 deposit be placed into an escrow account, or the Escrow Deposit. The Escrow Deposit was funded in equal amounts by the Seller and us. If during the 18 months following the closing of the Franklin Square Property, or the Initial Period, a substitute tenant is found, the Escrow Deposit will be disbursed to the Seller and us in equal amounts. If a substitute tenant is found after the Initial Period, the Escrow Deposit will be disbursed entirely to us.